SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

25 September 2019

Publication of Prudential plc Circular and M&G plc Prospectus

Further to the announcement made earlier today regarding the proposed demerger of M&G plc ("M&G") from Prudential plc ("Prudential"), the circular in relation to the demerger (the "Circular") and the prospectus in relation to the proposed admission of M&G's ordinary shares (the "Prospectus") have each been approved by the FCA and published by Prudential and M&G respectively.

The Circular is available on Prudential's website at www.prudentialplc.com/investors/shareholder-information/demerger-transaction-documents.  A copy of the Circular has been submitted to the National Storage Mechanism and will shortly be available for viewing at http://www.morningstar.co.uk/uk/nsm.

The Prospectus is available on M&G's website at www.mandgprudential.com. A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for viewing at http://www.morningstar.co.uk/uk/nsm.

A general meeting of Prudential will be held in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB at 9.30am (UK time) / 4.30pm (Hong Kong time) on 15 October 2019.  Further details are set out in the Circular and the notice of general meeting contained within it.

It is expected that the demerger will be completed and that the M&G shares will be admitted to trading on the London Stock Exchange's main market for listed securities by no later than 8am (UK time) on 21 October 2019.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215
Addy Frederick	+44 (0)20 3977 9399

Notes to Editors:

Prudential analyst presentation
An analyst and investor call and online presentation will be held at 2pm (UK time) / 9pm (Hong Kong time) on 26 September 2019.  The presentation will be webcast live and available to replay afterwards on https://www.investis-live.com/prudential/5d70dd976dc5c40a00c76416/omer. The presentation will be published on prudentialplc.com at approximately 1.45pm (UK time) / 8.45pm (Hong Kong time) on 26 September 2019.

Alternatively, a dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 1.30pm (UK time) / 8.30pm (Hong Kong time)).

Dial-in: 020 3936 2999 (UK Local Call) / +44 20 3936 2999 (International) / 0800 640 6441 (Freephone UK. Participant access code: 714160. Once participants have entered this code their name and company details will be taken.

Playback: +44 (0) 20 3936 3001 (UK and international excluding US) / + 1 845 709 8569 (US only) (Replay code: 124823). This will be available from approximately 5.30pm (UK time) on 26 September/ 12.30am (Hong Kong time) on 27 September 2019 until 11.59pm (UK time) on 10 October / 6.59am (Hong Kong time) on 11 October 2019.

M&G analyst presentation
An investor and analyst conference for M&G will be held on 27 September 2019 at 10 Fenchurch Avenue, London, EC3M 5AG.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers, with £717 billion of assets under management (as at 30 June 2019). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York.  Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About M&G plc
M&G plc is a leading savings and investments business which was formed in 2017 through the merger of Prudential plc's UK and Europe savings and insurance operation and M&G, its wholly-owned international investment manager.  In March 2018, Prudential plc announced its intention to demerge the company with a premium listing on the London Stock Exchange.  As an independent company, M&G plc will have a single corporate identity and will continue with two customer-facing brands; Prudential for savings and insurance customers in the UK and Europe and for asset management in South Africa and M&G Investments for asset management clients globally.

Regulatory disclosures
Pursuant to Practice Note 15 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Hong Kong Stock Exchange has confirmed that it does not object to the proposed demerger of M&G.

The demerger will be implemented by Prudential making an in-specie distribution of M&G shares to its shareholders at the applicable record time, whereby such shareholders shall be entitled to receive one M&G share for each Prudential share held by them at the applicable record time.  The record time to determine entitlement to receive the in-specie dividend for shareholders who are registered on Prudential's main UK register is 6.00pm (UK time) on 18 October 2019 and for shareholders on Prudential's Hong Kong branch register is 5.00pm (Hong Kong time) on 18 October 2019.  Prudential is expected to consider and, if thought fit, to approve payment of the in-specie dividend to effect the demerger on 20 October 2019.

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

The shares of M&G have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

No offer of shares of M&G will be made as part of the demerger and the Prospectus has been published solely in connection with the proposed admission of M&G's ordinary shares to the premium listing segment of the Official List and to trading on the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 September 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer